

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

March 1, 2019

Stefan Kramer
Vice President and Chief Financial Officer
BMW FS Securities LLC
300 Chestnut Ridge Road
Woodcliff Lake, New Jersey 07677

> **Re: BMW FS Securities LLC**
> **Registration Statement on Form SF-3**
> **Filed February 25, 2019**
> **File No. 333-229836**

Dear Mr. Kramer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3262 with any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Reed D. Auerbach, Esq.
       Morgan, Lewis & Bockius LLP

       Matthew Morgenstern, Esq.
       BMW Group